Item 7(i)

                                     Page 4 of 4 Pages

Geneve Corporation

96 Cummings Point Road

Stamford, Connecticut 06902

May 30, 2006

To:  The Board of Directors of The Aristotle Corporation

Gentlemen:

Please note that paragraph seven of that certain Letter dated May 22, 2006 of Geneve Corporation (“Geneve”) to the Board of Directors of The Aristotle Corporation is hereby revised such that it reads in its entirety as follows:

“Immediately prior to the November 2001 announcement of the merger transaction in June 2002 (the “2002 transaction”) between Nasco International, Inc. and the predecessor Aristotle Corporation (“old Aristotle”), the price per share of the common stock of old Aristotle was about $6.50.  Pursuant to the terms of the 2002 transaction, holders of the then-common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and of the Series I Preferred Stock was $6.00 per share).  During the approximate four years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $2.65 per share in cash dividends.  Thus, based upon Geneve’s Merger proposal pursuant to which Common Stock holders and Series I Preferred Stock holders would be entitled to receive cash per share of $8.06 and $8.25, respectively, there has been an annualized rate of return of approximately 25% to minority Common Stock holders who have continued to hold the shares of Series I Preferred Stock issued in connection with the 2002 transaction.”

Very truly yours,

Geneve Corporation

By /s/ Steven B. Lapin

      Steven B. Lapin

      President